December 8, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.
L-3 Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006 and March 28, 2006

Form 10-Q for Fiscal Quarters Ended September 30, 2006
File Nos. 1-14141 and 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comment received from the Staff of the Securities and Exchange Commission (the ‘‘Staff’’), during a telephone conversation on December 5, 2006, between Ralph D’Ambrosio, L-3’s Vice President and Principal Accounting Officer, and Inessa Kessman, Senior Staff Accountant, relating to the above referenced documents. Ms. Kessman’s comment is enumerated below using bold text.

1.	Please revise or clarify your suggested disclosure in future filings to indicate whether your review uncovered any reasons for the incorrect measurement date used in option granting practices.

In response to the Staff’s comment, L-3 advises the Staff that it will take the language from its Quarterly Report and amend it in L-3’s Annual Report on Form 10-K for the period ending December 31, 2006 (the ‘‘2006 Annual Report’’) in the manner set forth below. The amended language also includes the amendments that the Company agreed to make as described in the Company’s letter to the Staff dated November 30, 2006. For your convenience, such amended language is indicated below in bold text, and the additional amendments in response to the comment from the Staff received on December 5, 2006 are indicated below in bold italicized text.

The scope of the review included all stock-based awards granted by the Company from May 1998, when we completed our initial public offering, through the present, with a focus on the period from May 1998 through July 2003, when stock-based awards were generally approved by unanimous written consents of the Compensation Committee of the Board. Since July 2003, the Compensation Committee has approved all stock-based compensation awards to employees, including officers, at Compensation Committee meetings and these approval/meeting dates for the stock option grants have been correctly used as the accounting measurement date for such grants. In addition, the review focused on the exercises of stock options that may not be deductible under Section 162(m) of the internal Revenue Code (the ‘‘Code’’) and on issues relating to amounts that may be considered deferred compensation under Section 409(A) of the Code.

Based on the review’s findings, during the 2006 second quarter, the Company recorded a charge of $39.2 million ($25.5 million after income taxes) pertaining to the years ended December 31, 1998 through 2005 and the 2006 first quarter (the ‘‘Stock-Based Charge’’). The review found that from May 1998 through July 2003, the price of L-3 Holdings’ stock on the date selected as the grant date and accounting measurement date was less than the stock price on the formal approval date in substantially all cases. In addition, the review found that the date selected by management as (i) the grant date, which was in most cases the date specified in the unanimous written consent, (ii) the date used to determine the exercise price for the stock options, and (iii) the accounting measurement date, preceded the date of formal approval for the stock options, and in many cases also preceded the date of submission of the grants for approval by the Company’s Compensation Committee or entire Board of Directors. The Company has concluded that a number of the unanimous written consents may not have been effective on the date specified in the unanimous written consent because there was insufficient evidence to conclude that all the signatures were received by the Company on that date. Therefore, the use of the date specified in the unanimous written consent as the accounting measurement date, as well as in certain circumstances the option exercise price, was incorrect. As part of the review, L-3 determined that it received each signature to the unanimous written consents prior to the time the letters notifying employees of their options awards (‘‘Notification Letters’’) were sent to employees. Accordingly, the Company used the dates of the Notification Letters sent to employees (and not the dates of the unanimous written consents) as the measurement dates for purposes of calculating its Stock-Based Charge.

The review also found that the accounting measurement dates used for stock option grants to one future employee and employees of three acquired businesses were incorrectly the dates specified in the unanimous written consent and not the employee’s hire date or the acquisition dates, which occurred later. In connection with these grants, L-3 used the new hire date or acquisition dates, as applicable, for purposes of calculating its Stock-Based Charge.

The review was not able to determine the reasons for the original errors that caused the Company to use incorrect accounting measurement dates in its historical option granting practices.

*    *    *

Any questions concerning the response to the Staff’s comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

Sincerely,
/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio Vice President — Finance (Principal Accounting Officer)